UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Coda Octopus Group, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19188U107

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 19188U107

1	Names of Reporting Persons Drs F.H. Fentener van Vlissingen
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 586,948
	6	Shared Voting Power 0
	7	Sole Dispositive Power 586,948
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 586,948
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.5%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 10,691,524 shares outstanding as of September 16, 2019, as such number was provided in the issuer’s Form 10-Q filed with the SEC on September 16, 2019.

1	Names of Reporting Persons Malabar Hill NV
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 586,948
	6	Shared Voting Power 0
	7	Sole Dispositive Power 586,948
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 586,948
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.5%[2]
12	Type of Reporting Person (See Instructions) CO

[2]	Based on 10,691,524 shares outstanding as of September 16, 2019, as such number was provided in the issuer’s Form 10-Q filed with the SEC on September 16, 2019.

1	Names of Reporting Persons Sandy Hills BV
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 586,948
	6	Shared Voting Power 0
	7	Sole Dispositive Power 586,948
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 586,948
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.5%[3]
12	Type of Reporting Person (See Instructions) CO

[3]	Based on 10,691,524 shares outstanding as of September 16, 2019, as such number was provided in the issuer’s Form 10-Q filed with the SEC on September 16, 2019.

Item 1.

(a)	Name of Issuer: Coda Octopus Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3300 S Hiawassee Rd., Suite 104-105, Orlando, FL 32835

Item 2.

(a)

Name of Person Filing: Sandy Hills BV directly owns all of the shares reported on this Schedule 13G/A. Malabar Hill NV, as the statutory director of Sandy Hills BV, and Drs F.H. van Vlissingen, as statutory director of Malabar Hill NV, have voting and dispositive power over the shares held by Sandy Hills BV.

(b)	Address of Principal Business Office or, if None, Residence: Albert Hahnplantsoen 23, 1077 BM, Amsterdam, The Netherlands

(c)	Citizenship: The Netherlands

(d)	Title and Class of Securities: Common stock, par value $0.001 per share

(e)	CUSIP No.: 19188U107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 586,948

(b)	Percent of Class: 5.5%[4]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 586,948

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 586,948

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

[4]	Based on 10,691,524 shares outstanding as of September 16, 2019, as such number was provided in the issuer’s Form 10-Q filed with the SEC on September 16, 2019.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

/s/ F. Douglas Raymond

Name/Title F. Douglas Raymond/Attorney-in-fact for F.H. Fentener van Vlissingen, statutory director

EXHIBITS

Exhibit Number	Title

1	Power of Attorney granted by F.H. Fentener van Vlissingen